[VITEX LETTERHEAD]

June 16, 2005

VIA EDGAR AND REGULAR MAIL

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Zafar Hasan, Esq.

RE:	V.I. Technologies, Inc.

Registration Statement on Form S-3 (Registration No. 333-123781)

Acceleration Request

Dear Mr. Hasan:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, V.I. Technologies, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, June 20, 2005, at 10:00 a.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Michael R. Harrington, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 348-1632.

Very truly yours,

/s/ John R. Barr

John R. Barr

President

cc:	Securities and Exchange Commission

Jeffrey Riedler, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

Megan N. Gates, Esq.

Michael R. Harrington, Esq.

Asya S. Alexandrovich, Esq.